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DEVON ROBERSON Devon.roberson@dechert.com +1 202 261 3477 Direct

August 20, 2024

VIA EDGAR CORRESPONDENCE

Ms. Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 908 to the Registration Statement on Form N-1A

Dear Ms. McManus:

This letter responds to supplemental comments you provided to me of Dechert LLP during a telephonic discussion on August 15, 2024 with respect to your review of Post-Effective Amendment No. 908 (“PEA No. 908”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 24, 2024. PEA No. 908 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the primary purpose of registering Class I, Administration, Class A, Preferred and Service Shares of the Goldman Sachs Investor Tax-Exempt California Money Market Fund and Goldman Sachs Investor Tax-Exempt New York Money Market Fund (the “Funds”), each a new series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses.

Prospectus

1.

Comment: The Staff reiterates Comment 3 from the response letter dated August 14, 2024 (the “August 14 Letter”) to please remove the parenthetical phrase “(except that the Example incorporates any expense limitation arrangement for only the first year)” under “Summary—Expense Example,” as the Staff believes the expense example language should not be modified from what appears in Form N-1A.

Response: The Registrant believes that this disclosure is material information for shareholders and prospective investors and therefore respectfully declines to incorporate this change. The Registrant notes that Rule 8b-20 under the Investment Company Act states that, “[i]n addition to the information expressly required to be included in a registration statement or report, there shall be added such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.” The Registrant believes the parenthetical provides important clarification to the figures provided in the expense examples, and therefore believes it is appropriate to include in the prospectus. Moreover, the Registrant notes that Instruction 1(b) to Item 3 says: “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.”

Statement of Additional Information

2.	Comment: The Staff reiterates Comment 6 from the August 14 Letter regarding providing an interpretation of the Funds’ concentration policy regarding a “group of industries” of the issuer or issuers.

Response: The Registrant respectfully declines to incorporate this change. As noted in the August 14 Letter, the Funds do not intend to concentrate in securities of issuers in a particular “group of industries.” The Registrant notes that such language is not used in the concentration policy to avoid potential confusion as to what constitutes a “group,” as “group of industries” is not defined in either the Investment Company Act or in any Staff guidance. Accordingly, the Registrant continues to believe it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s SAI.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3477 if you wish to discuss this correspondence further.

Sincerely,

/s/ Devon Roberson

Devon Roberson

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Shane Shannon, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP